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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SCHEDULE 13D (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         Latin America Equity Fund, Inc
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    51827Q106
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 31, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                              (Page 1 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 2 of 10
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,329,140
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,329,140
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,329,140
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.02%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                              (Page 2 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 3 of 10
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================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,329,140
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,329,140
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,329,140
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.02%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                              (Page 3 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 4 of 10
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ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Latin America Equity Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at Credit Suisse Asset Management, LLC, 466 Lexington Avenue, New York, NY 10017, USA.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

          The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this
          Schedule 13D.

          CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, Natural Resource Fund (NAT), a private investment fund organized as a Delaware business trust, Global Equity CEF Fund (GEF), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (FRONT), a private investment fund organized as a Delaware business trust, the Global Emerging Markets Equity Yield Fund (YIELD), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund, and eleven segregated accounts. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

          EWF, GEM, IEM, FREE, NAT, GEF, FRONT, YIELD, GFM, Tradex and the segregated accounts are referred to herein as the "City of London Funds."

          The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and segregated accounts.

                              (Page 4 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 5 of 10
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          (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

          The aggregate purchase price of the 1,329,140 Shares beneficially owned by the Reporting Persons was $30,115,375.86, inclusive of brokerage commissions.

          The aggregate purchase price of the 12,000 Shares beneficially owned by EWF was $430,305.01, inclusive of brokerage commissions.

          The aggregate purchase price of the 128,600 Shares beneficially owned by FREE was $2,760,417.92, inclusive of brokerage commissions.

          The aggregate purchase price of the 1,200 Shares beneficially owned by FRONT was $41,478, inclusive of brokerage commissions.

          The aggregate purchase price of the 107,189 Shares beneficially owned by GEM was $1,752,962.12, inclusive of brokerage commissions.

          The aggregate purchase price of the 1,500 Shares beneficially owned by GEF was $54,727.20, inclusive of brokerage commissions.

          The aggregate purchase price of the 60,200 Shares beneficially owned by GFM was $1,005,847.20, inclusive of brokerage commissions.

          The aggregate purchase price of the 103,642 Shares beneficially owned by IEM was $2,865,274.87, inclusive of brokerage commissions.

                              (Page 5 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 6 of 10
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          The aggregate purchase price of the 8,500 Shares beneficially owned by
          Tradex was $310,120.80, inclusive of brokerage commissions.

          The aggregate purchase price of the 906,309 Shares beneficially owned by the segregated client accounts was $20,894,243, inclusive of brokerage commissions.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons do not currently have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, and the Reporting Persons have made their investment in the Fund in the ordinary course of their business and not for the purpose of changing or influencing the control of the Fund. The Reporting Persons reserve the right at any time in the future to increase, decrease or eliminate its investment in the Fund or take any other action relative thereto.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a) and (b). As of the date hereof, EWF, FREE, FRONT, GEM, GEF, GFM, IEM, TDX, and the segregated client accounts owned directly 12,000, 128,600, 1,200, 107,189, 1,500, 60,200, 103,642, 8,500, and 906,309
          Shares, respectively, representing approximately 0.19%, 2.03%, 0.02%, 1.70%, 0.02%, 0.95%, 1.64%, 0.13%, and 14.34%, respectively, of the
          Shares outstanding.

          As of the date hereof, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 1,329,140 Shares owned directly by the City of London Funds, representing approximately 21.02% of the Shares outstanding.

          As of the date hereof, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 1,329,140 Shares owned directly by the City of London Funds, representing approximately 21.02% of the Shares outstanding.

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this Schedule 13D.

          (d). None

          (e). Not Applicable

                              (Page 6 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 7 of 10
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Annex A and Annex B




















                              (Page 7 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 8 of 10
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 9, 2006


                                          CITY OF LONDON INVESTMENT GROUP PLC

                                          /s/ Barry M. Olliff
                                          --------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director



                                          CITY OF LONDON INVESTMENT
                                          MANAGEMENT COMPANY LIMITED

                                          /s/ Barry M. Olliff
                                          --------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director









                              (Page 8 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                          PAGE 9 of 10
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                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

     Andrew Davison                  Chairman
     Barry Olliff                    Chief Executive Officer
     Douglas Allison                 Finance Director
     Peter O'Sullivan                Compliance Director
     Omar Ashur                      Non-Executive Director
     George Robb                     Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

     Barry Olliff                    Chief Investment Officer
     Douglas Allison                 Finance Director
     Peter O'Sullivan                Compliance Director
     Clayton Gillece                 Director
     Michael Russell                 Director
     Thomas Griffith                 Director
     Carlos Yuste                    Director
     Christopher Weaver              Director
     Martin Garzaron                 Director


                              (Page 9 of 10 Pages)
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CUSIP NO. 51827Q106                    13D                         PAGE 10 of 10
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                                     ANNEX B
                                     -------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

--------------------------------------------------------------------------------
   TRADE            NUMBER OF       TRANSACTION         CLIG FUND        TRADE
    DATE              SHARES          TYPE (1)             (1)           PRICE
--------------------------------------------------------------------------------
  4/3/2006            19,500            BUY             ACCOUNTS        36.4531
--------------------------------------------------------------------------------
  4/4/2006             1,000            BUY             ACCOUNTS        37.272
--------------------------------------------------------------------------------
  4/5/2006            12,400            BUY             ACCOUNTS        37.5427
--------------------------------------------------------------------------------
 4/11/2006             3,600            BUY             GEM             37.0068
--------------------------------------------------------------------------------
 4/13/2006             1,600            BUY             ACCOUNTS        36.5419
--------------------------------------------------------------------------------
 4/18/2006            13,200            BUY             ACCOUNTS        38.0821
--------------------------------------------------------------------------------
 4/19/2006             4,600            BUY             ACCOUNTS        38.4463
--------------------------------------------------------------------------------
 4/20/2006             1,900            BUY             ACCOUNTS        38.9016
--------------------------------------------------------------------------------
 4/21/2006            10,300            BUY             EWF             39.2399
--------------------------------------------------------------------------------
  5/1/2006             5,100            BUY             GEM             40.7137
--------------------------------------------------------------------------------
  5/4/2006            25,000            BUY             IEM             41.2331
--------------------------------------------------------------------------------
  5/5/2006            25,000            BUY             FREE            41.3
--------------------------------------------------------------------------------
  5/8/2006            25,000            BUY             ACCOUNTS        41.469
--------------------------------------------------------------------------------
 5/15/2006            12,400            BUY             IEM             37.9504
--------------------------------------------------------------------------------
 5/18/2006             1,500            BUY             GEF             36.4548
--------------------------------------------------------------------------------
 5/18/2006             8,500            BUY             TDX             36.4548
--------------------------------------------------------------------------------
 5/19/2006               600            BUY             FRONT           35.88
--------------------------------------------------------------------------------
 5/30/2006               600            BUY             FRONT           33.19
--------------------------------------------------------------------------------
 5/31/2006            58,800            BUY             ACCOUNTS        33.9364
--------------------------------------------------------------------------------
 5/31/2006             8,000            BUY             GFM             33.9364
--------------------------------------------------------------------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.